Exhibit 99.1

CYGNE DESIGNS, INC.

11 West 42nd Street

New York, NY 10036

May 20, 2005

Commerce Clothing Company, LLC

5804 E. Slauson Ave.

Commerce California 90040

Attn: Hubert Guez

Dear Mr. Guez:

This letter sets forth our preliminary understanding with respect to a proposed acquisition by Cygne Designs, Inc. or a subsidiary or subsidiaries of Cygne Designs, Inc. (such acquiring entity or entities are hereinafter collectively referred to as “Cygne”) of certain assets of Commerce Clothing Company, LLC (“Commerce”). Commerce and Cygne acknowledge agreement in principle to the following terms and conditions of the transaction and mutually agree to proceed in negotiating any refinement and clarification of such terms and the definitive asset purchase agreement referenced below. Except as described below, this letter shall not be binding and shall not create rights or confer any benefit on third parties.

1.	Asset Purchase

As soon as reasonably practicable after execution of this letter, the parties intend to enter into a definitive asset purchase agreement (the “Agreement”), which shall provide for the purchase by Cygne from Commerce of certain of its assets (the “Assets”) free and clear of all liens and encumbrances except those specifically assumed by Cygne pursuant to the Agreement. The Assets to be transferred shall include, without limitation, trademarks, intangible assets, designs, patterns, customer lists, vendor numbers, fixed assets mutually agreed between Commerce and Cygne, applicable books and records mutually agreed between Cygne and Commerce_ agreements, licenses and related goodwill. Commerce will (i) either sublease Commerce’s showroom in New York (the “Showroom”), including without limitation all furniture, fixture and equipment, located at the Showroom, or otherwise use its commercially reasonable efforts to assign such lease (and the related lease deposit) to Cygne, and (ii) use its commercially reasonable efforts to cause the portion of the distribution center in Los Angeles used by Commerce in the conduct of its business (the “Distribution Center”) to be subleased to Cygne. The Assets shall not include any cash, accounts receivable, prepaid expenses, deposits (other than the lease deposit for the Showroom to the extent such lease is assigned to Cygne), inventories or stock of any subsidiaries; however, inventories may be purchased as needed on a cash basis. Cygne shall offer employment to all of Commerce’s employees, and as mutually agreed between Cygne and Commerce assume any existing employment and/or service agreements with such employees. The date of the consummation of the purchase and sale of the

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May 20, 2005

Assets is hereinafter referred to as the “Closing Date.” Each of Commerce and Cygne agrees to use its commercially reasonable efforts to sign the Agreement no later than June 14, 2005 and to have the Closing Date be no later than August 31, 2005; provided, that prior to June 14, 2005, the parties may negotiate with, or solicit offers from, other parties for the sale of the capital stock or any assets or the merger, consolidation or other combination of such party with any other party; provided further, that in the event the parties have not entered into the Agreement by June 14, 2005, either party shall have the right to terminate this letter of intent and to withdraw from the proposed transaction discussed herein, for any reason or no reason, without any liability or obligation whatsoever to the other party arising from its conduct, including, but not limited to, any liability relating to claims for failure to negotiate in good faith or to enter into the Agreement.

2.	Terms of Asset Purchase; Consideration for Assets

It is anticipated that the Agreement will provide that on the Closing Date, Cygne will (i) issue to Commerce 12 million shares (the “Shares”) of its Common Stock, $0.01 par value per share (the “Common Stock”), and (ii) issue to Commerce its subordinated promissory note (the “Note”) in the principal amount of $47.5 million, for the Assets. After the Closing Date, there will be approximately 24.6 million shares of Common Stock of Cygne issued and outstanding. The resale of the Shares shall be registered under the Securities Act of 1933, as amended (the “Securities Act”), on a Registration Statement on Form SB-2, or other similar and applicable form (the “Registration Statement”), which Registration Statement shall be filed no later than 30 days following the Closing Date, and Cygne shall use its commercially reasonable efforts to cause such Registration Statement to be declared effective by the Securities and Exchange Commission (“SEC”) no later than 90 days following the Closing Date (or 150 days if the SEC conducts a “full review” of such Registration Statement). In the event that the Registration Statement is not declared effective within the foregoing dates, Cygne will be subject to liquidated damages to be set forth in the Agreement or an applicable registration rights agreement between the parties.

Cygne shall not assume or in any way be responsible for any liabilities or obligations of Commerce (other than, if applicable, the lease for the Showroom and purchase orders from customers for finished goods, in each case arising on or after the Closing Date).

3.	Additional Provisions of the Agreement

The terms and conditions of the purchase and sale of the Assets are to be contained in the Agreement, which will be satisfactory in all respects, in form and substance, to the parties and their counsel. It is anticipated that the Agreement will, among other things:

(a) contain all representations, warranties, covenants and indemnifications of both parties usual and customary in transactions of this nature, which representations and warranties will survive the closing;

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(b) provide that consummation of the purchase and sale of the Assets shall be conditioned upon (i) Cygne having obtained, to the extent Cygne determines that such approval is required or desirable, the requisite approval of at least two-thirds of its stockholders, including a majority-in-interest (or such greater percentage as may be required by applicable law) of its independent stockholders, of the proposed transaction; (ii) no material adverse change in the financial condition, operations, business or prospects of Commerce or Cygne occurring before the Closing Date; (iii) execution of the Supply Agreement and the Voting Agreement (each as referred to below), (iv) Hubert Guez entering into the Non-Competition Agreement described below; (v) the respective parties (A) having obtained all necessary consents, rulings and approvals from the SEC, and such other governmental or non-governmental administrative agencies having jurisdiction, and (B) having obtained all necessary consents pursuant to existing agreements, contracts, leases or instruments by which either party may be bound, including the Milberg Factors line of credit and the lease for the Showroom (such that such agreements may be assigned, or in the case of the lease, subleased to Cygne on their present terms) or Cygne having entered into new agreements, contracts and leases with the current customers and other persons having a business relationship with Commerce on terms substantially similar to the existing agreements, contracts and leases; (vi) Cygne and Commerce having entered and satisfactory agreements with respect to the Distribution Center; (vii) Cygne having obtained an opinion from Sanders Morris Harris, LLC to the effect that the transactions contemplated by the Agreement are fair to Cygne’s stockholders from a financial point of view; and (vii) no action, suit or proceeding pending or threatened before any court or governmental agency in which it is sought to restrain or prohibit or obtain damages in connection with the transactions contemplated by the Agreement;

(c) contain customary covenants, including but not limited to (i) covenants of Commerce (A) to conduct the business of Commerce in the usual manner until the Closing Date and not to enter into any transactions outside the ordinary course of business without notifying and consulting with Cygne in advance; (B) to use its best efforts to preserve and retain the business, employees, properties and goodwill of Commerce; (C) not to enter into negotiations with, or solicit offers from, any other party, directly or indirectly, for the sale of capital stock or assets of Commerce or the merger, consolidation or other combination of Commerce with any other person or entity; (D) to supply a customary opinion of counsel; and (E) to supply a customary comfort letter from its auditors; and (ii) covenants of Cygne (A) to conduct the business of Cygne in the usual manner until the Closing Date and not to enter into any transactions outside the ordinary course of business without notifying and consulting with Commerce in advance; (B) to use its best efforts to preserve and retain the business, properties and goodwill of Cygne; (C) not to enter into negotiations with, or solicit offers from, any other party, directly or indirectly, for the sale of capital stock or assets of Cygne or the merger, consolidation or other combination of Cygne with any other person or entity subject to Cygne’s fiduciary obligations to stockholders under applicable law; and (D) to supply a customary opinion of counsel; and (iii) covenants of Cygne and Bernard Manuel,

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individually, that neither will take any action prior to the Closing Date to amend or restate Cygne’s Certificate of Incorporation, as amended, or Bylaws (except as set forth herein), or to otherwise cause or permit any transfer of Cygne’s capital stock prohibited by Cygne’s Certificate of Incorporation, as amended (notwithstanding the rights of Cygne’s Board of Directors thereunder) subject to Cygne’s fiduciary obligations to stockholders under applicable law;

(d) provide that, Hubert Guez will continue to guarantee the Milberg Factors line of credit, to the extent required by Milberg Factors, but only up to a maximum amount not to exceed $1,000,000;

(e) provide that each of Cygne and Commerce has conducted its own independent due diligence of the other, and that Cygne and Commerce make no representation or warranty, express or implied, with respect to any projection, forecast, model or other analysis with respect to its future performance, all of which shall be expressly disclaimed;

(f) provide that prior to the Closing Date, Cygne shall adopt, subject to subsequent stockholder approval, a stock incentive plan (the “Plan”) providing for the grant of incentive and non-qualified stock options or shares of restricted stock to employees, officers, directors and consultants of Cygne, on terms to be determined by the parties. Hubert Guez and Bernard Manuel will be excluded from receiving any portion of any initial grants made under the Plan;

(g) provide that Cygne shall not amend its Certificate of Incorporation or Bylaws to preclude action by written consent of shareholders;

(h) provide that as soon as reasonably practicable, Cygne shall take all necessary and required corporate action to ensure that its Certificate of Incorporation and Bylaws permit shareholders holding a majority of Cygne’s issued and outstanding capital stock to call a meeting of the Board of Directors upon 24 hours notice to the members of the Board; and

(i) provide that, to the extent permitted by law, and subject to the approval of Ernst & Young, LLP, as of the date of the Agreement, Cygne shall cause the Los Angeles offices of Ernst & Young to commence the client acceptance process to become Cygne’s auditors with the intention that Ernst & Young be in place as Cygne’s auditors prior to the end of the third quarter of Cygne’s fiscal year.

(j) provide for customary break-up fees if either party terminates the Agreement due to its fiduciary obligations under applicable law.

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4.	The Note

The Note will mature on April 30, 2012 (the “Maturity Date”), and shall bear interest at 4.7% per annum, compounded annually. Interest on the Note shall be payable quarterly commencing on October 31, 2005. The principal amount of the Note shall be payable as follows: (i) ten quarterly payments of $1,500,000 commencing on October 31, 2006; and (ii) thirteen quarterly payments of $2,500,000 commencing on April 30, 2009, with the final payment to be made on the Maturity Date. Cygne shall use fifty percent of the net proceeds of any sale of securities (other than pursuant to the exercise of stock options) to prepay the Note with the principal amount of the Note being reduced by the amount of the prepayment at a discount of one percent (1%) of the amount of the prepayment. The prepayment shall be applied against the last of the principal payments due as set forth above, and shall not otherwise affect the principal payment schedule set forth above. The Note will contain identified events of default reasonably required by Commerce, which events shall include, without limitation, those events of default set forth on Exhibit A attached hereto. At the election of the holder, all unpaid sums shall be immediately due and payable in the event of a default.

5.	The Supply Agreement

On the Closing Date, Cygne will enter into a supply agreement (the “Supply Agreement”) with AZT International (“AZT”), a wholly-owned subsidiary of Azteca Production International, Inc., a company in which Mr. Guez has an approximately 48% ownership interest. AZT will manufacture and supply Cygne with its entire requirements of branded and private label denim apparel of the type sold by Commerce (“Denim Products”) for a period of five years following the Closing Date. For branded Denim Products, AZT will agree that it will sell its Denim Products to Cygne at a price (the “AZT Price”) that shall allow Cygne an initial Gross Margin (as defined below) on the initial offering line price per unit to its wholesale customers, net of discounts granted to customers, which discounts are determined on a customer by customer basis and are added back to determine the initial offering line price per unit, but without adjustment for any chargeback deductions and allowances (the “Cygne Wholesale Price”) of 30%. The parties acknowledge that for the styles currently being offered by Commerce the initial offering line price per unit to its wholesale customers before discounts and allowances (the “Commerce Wholesale Price”) for HIPPIE is approximately between $23.00 and $28.00 per Denim Product. The parties acknowledge that for the styles currently being offered by Commerce, the Commerce Wholesale Price for HINT JEANS is approximately between $14.10 and $16.10 per Denim Product. For private label Denim Products, AZT will agree that it will sell its Denim Products to Cygne at an AZT Price that shall allow Cygne an initial Gross Margin on the Cygne Wholesale Price of 15%. The parties acknowledge that for the styles currently being offered by Commerce, the Commerce Wholesale Price for private label Denim Products is approximately between $11.00 and $13.00 per Denim Product. For purposes of the Supply Agreement, “Gross Margin” shall mean the difference between the Cygne Wholesale Price and the AZT Price divided by the Cygne Wholesale Price.

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At the beginning of each season or market, the Cygne Wholesale Prices shall be subject to the prior written consent of AZT, which consent shall not be unreasonably withheld.

Under the Supply Agreement, payments by Cygne for Denim Products manufactured by AZT shall be made net cash, on the date that is five days after the date of the invoice, and shall be FOB plant, with all right and title, and associated risks of loss, passed to Cygne upon delivery at such location. In the event that, at any given time, purchase orders outstanding from Cygne equal or exceed $7.5 million, Cygne will advance to AZT 50% of any such amounts exceeding $7.5 million in order to finance production. Although AZT shall be obligated to deliver Denim Products entered by Cygne on these terms, Cygne shall have no obligation to source Denim Products from AZT.

Mr. Guez shall not transfer control of AZT to any third party to which Cygne has a reasonable objection.

6.	The Voting Agreement

Bernard Manuel will enter into a voting agreement, agreeing to vote all of his shares of Cygne for the transaction contemplated by the Agreement at any meeting of stockholders held for that purpose, or to consent to the transaction contemplated by the Agreement in the event of any solicitation of consents for that purpose. The Voting Agreement will include a proxy issued to Mr. Guez granting him the right to vote Mr. Manuel’s shares to approve the foregoing matters to the extent he fails to comply with the terms thereof, and will also provide that during the term of the Voting Agreement, unless otherwise consented to in writing by Mr. Guez, Mr. Manuel will not (i) transfer any portion of the shares of capital stock of Cygne held by him (whether currently held or acquired after the Closing Date), (ii) acquire additional shares of capital stock of Cygne, or (iii) otherwise take or agree to take any action, directly or indirectly, and/or in one or more transactions, in any manner that could or would violate or conflict with the provisions of Cygne’s Certificate of Incorporation, as amended, or Bylaws, The Voting Agreement will terminate upon the earlier of the Closing Date or termination of the Agreement in accordance with its terms.

7.	Non-Competition Agreement

In connection with the closing of the transactions contemplated by the Agreement, Hubert Guez will enter into a Non-Competition Agreement providing that, for a period of five years following the Closing Date, neither Mr. Guez nor any company directly or indirectly controlled by Mr. Guez or his spouse or children will compete with the business of Cygne following the Closing Date (as such business is operated by Cygne or Commerce immediately prior to the Closing Date) with respect to the sale of Denim Products (other than in respect of companies or businesses acquired by Cygne); provided that (a) nothing herein shall prevent AZT from continuing to manufacture Denim Products for and on behalf of any party, subject to its ability to fulfill its obligations under the Supply Agreement and (b) nothing herein shall prevent Mr. Guez from acting as a third party investment banker or advisor with respect to finding, buying, selling or otherwise packaging and marketing companies, including, without limitation,

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Denim Product companies for purchase or sale (collectively, the “Advisory Services”). In return for such non-competition agreement, for a period of five years following the Closing Date, Cygne will pay to Mr. Guez one percent (1%) of Cygne’s net sales, not including non-denim sales to New York and Co. (Lerner) and not including sales of Denim Products resulting from subsequent business acquisitions). For purposes of the Agreement, net sales shall mean net sales as reported in accordance with US GAAP on Cygne’s periodic reports filed from time to time with the SEC. Such payments shall be made to Mr. Guez quarterly, within sixty (60) days of the end of each applicable fiscal quarter. For purposes of the Non-Competition Agreement, the term “directly controlled companies” shall not include Innovo Group, Inc., or any entity controlled by or affiliate with Mr. Guez’ brothers. Mr. Guez shall have the right to renew the Non-Competition Agreement for an additional period of five years, upon ninety days prior written notice to Cygne.

8.	Licensing Arrangement

The parties will enter into a ten-year agreement whereby Cygne will pay Mr. Guez 20% of trademark licensing revenue actually received by Cygne (other than in respect of companies or businesses acquired by Cygne). Under the agreement, Mr. Guez shall not act as a licensing agent for any person other than Cygne with respect to any Denim Products that compete with the Denim Products sold and distributed by Cygne or Commerce immediately prior to the Closing Date, provided, however, notwithstanding any portion of the foregoing to the contrary, Mr. Guez shall be entitled to provide the Advisory Services subject to the provisions of the Non-Competition Agreement. The licensing agreement shall be renewable by mutual agreement of Cygne and Mr. Guez. Payments under this agreement shall be made to Mr. Guez quarterly, within sixty (60) days after the end of each applicable fiscal quarter.

9.	Binding Effect of Letter of Intent; Other Offers

Commerce and Cygne each understand that this letter does not constitute a binding agreement for Commerce to sell and Cygne to purchase the Assets and is expressly conditioned on and subject to the execution and delivery of the Agreement and the satisfactory completion of the due diligence review referred to in paragraph 10.1. This letter is not legally binding on the parties except for this sentence of this paragraph 9, the agreement to operate Commerce as currently operated as set forth in paragraph 10.2, the confidentiality obligations described in paragraph 11, the obligations described in paragraph 12, and the agreement of each party not to terminate set forth in paragraph 14. Without limiting the generality of the foregoing, it is the parties’ intent that, until the execution of the Agreement, except as expressly set forth above, no agreement shall exist between them and there shall be no obligations whatsoever whether based on such matters as parol evidence, extended negotiations, oral understandings or courses of conduct (including reliance and changes of position) or otherwise.

10.	Due Diligence Review; Operation of Business; Cooperation

10.1. Pending the preparation, execution and delivery of the Agreement and continuing until the Closing Date, each party shall furnish access during normal business hours

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to such of its books and records as the other party, or its representatives or agents, may reasonably request in connection with their review and investigation, at their sole expense, of the business and operations, assets and liabilities of the other party.

10.2. Until the execution and delivery of the Agreement, each of Commerce and Cygne will operate its business as currently operated and will notify the other party in writing prior to taking any action which, if taken after the execution of the Agreement, would be reasonably likely to result in a violation of the covenants described in paragraph 3(c)(i) and 3(c)(ii), respectively hereof as if such covenants were binding on such party on the date hereof.

10.3. The parties shall cooperate in the exchange of information and preparation of documents necessary to file a proxy statement with the SEC and other pertinent authorities, and in fulfilling the conditions referred to in paragraph 3(b) hereof. It is intended that such documents will not be filed with a public agency until after execution of the Agreement and approval by the officers and directors of both parties, and prior thereto shall be held in confidence as stated in paragraph 11.

11.	Confidentiality

The terms of this letter shall be maintained in confidence by the parties hereto and their respective officers, directors, employees and agents. All public announcements, notices or other communications to third parties with respect to the transactions contemplated hereby shall require the prior approval of, and shall be mutually acceptable to, Cygne and Commerce. Each of the parties agrees to hold in confidence and not use, disclose or reveal to any other person any confidential or proprietary information disclosed by any other party pursuant to that certain Confidentiality Agreement, dated as of April 20, 2005, between Cygne and Commerce. Notwithstanding the foregoing, each party shall be permitted to make such disclosures to the public or to governmental agencies as its counsel shall deem necessary to maintain compliance with and to prevent violation of applicable federal or state laws. In the event that the proposed acquisition is not consummated, each party will promptly return all copies of any confidential or proprietary information disclosed to such party in connection with the transaction contemplated hereby, except for one copy to be retained by counsel to such party in order to evidence compliance hereunder.

12.	Expenses

Except as otherwise set forth herein, Commerce and Cygne shall each bear their own respective legal, accounting and other expenses in connection with the transactions contemplated by the Agreement, whether or not such transactions are consummated. Notwithstanding the foregoing, in the event either party enters into a transaction with another person or entity with respect to the sale of the assets or stock of such party, or any part thereof, or in the case of Cygne, it takes any action to amend or restated its Certificate of Incorporation, as amended or Bylaws (except as set forth herein), or to otherwise cause or permit any transfer of its capital stock prohibited by its Certificate of Incorporation, as amended (notwithstanding the rights of Cygne’s Board of Directors thereunder) (in each case, the “Terminating Party”),

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then the Terminating Party will reimburse the other party for all of its reasonable expenses incurred with respect to the transactions contemplated by this letter. Commerce will pay all sales and other transfer taxes arising out of the transactions contemplated by the Agreement, if any.

13.	Board Authorization

Each party to this letter of intent represents to the other that the execution and delivery of this letter of intent has been duly authorized by its Board of Directors, and no other corporate action is required therefor.

14.	Termination

In consideration of the efforts and expenses undertaken by each party in conducting their due diligence investigation of the other party, each party agrees not to terminate this letter of intent at any time prior to the close of business on June 14, 2005 if the Agreement has not been executed.

If the foregoing is satisfactory, we would appreciate acknowledgment of that by the execution and delivery to us of the enclosed copy of this letter. Promptly thereafter our representatives will meet to arrange the drafting of a definitive asset purchase agreement and related documents and the scheduling of additional due diligence activities. In any event, if such an acknowledgment is not received by May 27, 2005, this proposal shall be deemed withdrawn.

We look forward to your favorable consideration of our proposal.

Very truly yours, CYGNE DESIGNS, INC.

By:	/s/ Bernard Manuel
Bernard Manuel, CEO

The foregoing is acknowledged and agreed to this 20th day of May, 2005.

COMMERCE CLOTHING COMPANY, LLC

By:	/s/ Hubert Guez
Hubert Guez, CEO

Commerce Clothing Company, LLC

May 20, 2005

EXHIBIT A

EVENTS OF DEFAULT IN NOTE

It shall constitute an event of default (“Event of Default”) if any one or more of the following, among others, shall occur for any reason without the prior written consent of Commerce:

(1) any failure by Cygne to pay the principal of or interest or premium on any of the obligations under the Note or any fee or other amount owing thereunder when due, whether upon demand or otherwise;

(2) any representation or warranty made by Cygne in the Agreement, the Note or other agreements contemplated by the Agreement, any financial statement, or any certificate furnished by Cygne at any time to Commerce shall prove to be untrue in any material respect as of the date on which made or furnished;

(3) any material default shall occur in the observance or performance of any of the covenants and agreements contained in the Agreement, the Note or other agreements contemplated by the Agreement;

(4) any default shall occur with respect to any debt (other than the Milberg Factors or any replacement lender if the default is caused by Hubert Guez or the Note) of Cygne, in an outstanding principal amount which individually, or in the aggregate, exceeds $500,000, or under any agreement or instrument under or pursuant to which any such debt may have been issued, created, assumed, or guaranteed by Cygne, and such default shall continue for more than the period of grace, if any, therein specified, if any such debt shall be declared due and payable or be required to be prepaid (other than by a regularly scheduled required prepayment) prior to the stated maturity thereof;

(5) Cygne shall (i) file a voluntary petition in bankruptcy or file a voluntary petition or an answer or otherwise commence any action or proceeding seeking reorganization, arrangement or readjustment of its debts or for any other relief under the federal Bankruptcy Code, as amended, or under any other bankruptcy or insolvency act or law, state or federal, now or hereafter existing, or consent to, approve of, or acquiesce in, any such petition, action or proceeding; (ii) apply for or acquiesce in the appointment of a receiver, assignee, liquidator, sequestrator, custodian, monitor, trustee or similar officer for it or for all or any part of its property; (iii) make an assignment for the benefit of creditors; or (iv) be unable generally to pay its debts as they become due;

(6) an involuntary petition shall be filed or an action or proceeding otherwise commenced seeking reorganization, arrangement, consolidation or readjustment of the debts of Cygne or for any other relief under the federal Bankruptcy Code, as amended, or under any other bankruptcy or insolvency act or law, state or federal, now or hereafter existing and such petition or

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proceeding shall not be dismissed within sixty (60) days after the filing or commencement thereof or an order of relief shall be entered with respect thereto;

(7) a receiver, assignee, liquidator, sequestrator, custodian, monitor, trustee or similar officer for Cygne or for all or any part of its property shall be appointed or a warrant of attachment, execution of similar process shall be issued against any part of the property of Cygne;

(8) Cygne shall file a certificate of dissolution under applicable state law or shall be liquidated, dissolved or wound-up or shall commence or have commenced against it any action or proceeding for dissolution, winding-up or liquidation, or shall take any corporate action in furtherance hereof;

(9) all or any material part of the property of Cygne shall be nationalized, expropriated or condemned seized or otherwise appropriated, or custody or control of such property or of Cygne shall be assumed by any governmental authority or any court of competent jurisdiction at the instance of any governmental authority, except where contested in good faith by proper proceedings diligently pursued where a stay of enforcement is in effect;

(10) the Note shall be terminated, revoked or declared void or invalid or unenforceable or challenged by Cygne or any other obligor;

(11) one or more judgments, orders, decrees or arbitration awards is entered against Cygne involving in the aggregate liability (to the extent not covered by independent third-party insurance) as to any single or related or unrelated series of transactions, incidents or conditions, of $250,000 or more in excess of applicable deductibles, and the same shall remain unsatisfied, unvacated and unstayed pending appeal for a period of sixty (60) days after the entry thereof;

(12) there occurs a change of control of Cygne (other than as a result of actions taken by Commerce, Mr. Guez or any of their respective affiliates);

(13) there occurs an event having a material adverse effect on Cygne;

(14) Cygne incurs any indebtedness or issues any bonds, notes or other obligations above $250,000 in the aggregate in any fiscal year other than for purposes of obtaining working capital through Milberg Factors or any replacement lender or for trade credit purposes;

(15) Cygne directly or indirectly pays or declares any dividend or makes any distribution upon, or redeems or repurchases, any shares of capital stock;

(16) Cygne agrees to, or consummates, a merger, sale or consolidation of Cygne, or effects, approves or authorizes any liquidation, or any recapitalization or reorganization of Cygne;

(17) Cygne purchases any capital stock or other interest in, or any material portion of the assets of, any other entity;

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(18) Cygne makes any capital expenditure in excess of $250,000 in the aggregate in any fiscal year; or

(19) Cygne grants a security interest in, or otherwise pledges as security for indebtedness or other obligation, any trademark owned by Cygne to any third party other than Milberg Factors or any replacement lender.

Reference to Cygne herein shall mean Cygne and any of its subsidiaries.